UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

LINX S.A. (B3: LINX3 and NYSE: LINX) (“Company”), leader and specialist in technologies for retail, announces that as of March 18, 2021, Banco Bradesco S/A (“Bradesco”) will become the depositary financial institution for the shares issued by the Company, replacing Itaú Unibanco S/A (“Itaú”). Thus, from that date on, the services to the shareholders will be provided by Bradesco's branch network, located throughout the national territory.

Shareholders with shares in custody at B3 will continue to be served normally by their respective securities brokers and/or custody agents, with no interruption in the trading of the Company's shares.

Due to the migration process, services to shareholders will be suspended from March 12 to March 17, 2021, including the following procedures:

•       inquiries on share position;

•       transfer of shares outside the stock exchange;

•       transfer of custody;

•       payments for any pending events;

•       registration update; and

•       registration of liens, among others.

Regarding share transfer orders (transfer of custody) that have been blocked by Itaú without the respective deposit having been made, the aforementioned bank will pass on the blocks to Bradesco and these will remain valid until the respective expiration date.

It is worth mentioning that this change will not imply in any change to the rights held by the shares, including rights to dividends. Eventual capital remuneration and eventual payments will be made to the same account previously indicated by each shareholder.

São Paulo, March 11, 2021.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:March 11, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer